UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited
25 Wilton Road
London SW1V 1LW
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

2023 Fourth Quarter and Year End Earnings Results

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release issued by Global Ship Lease, Inc. (the “Company”), dated March 4, 2024, reporting its financial results for the three months and year ended December 31, 2023.

Dividend on Series B Preferred Shares

Attached to this Report as Exhibit 99.2 is a copy of the press release issued by the Company, dated March 4, 2024, announcing that the Company has declared a quarterly dividend on its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares.

The information contained in Exhibit 99.2 of this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-267468) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC. (Registrant)

Dated: March 6, 2024

	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer